Filed Pursuant to Rule 424(b)(2)
Registration No. 333-271881

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

PRELIMINARY PRICING SUPPLEMENT (to Product Supplement no. 1, dated May 18, 2023, Prospectus Supplement dated May 12, 2023 and Prospectus dated May 12, 2023)	SUBJECT TO COMPLETION, DATED February 27, 2025
$
Jefferies
Jefferies Financial Group Inc.
Senior Leveraged Barrier Notes due March 26, 2029
Linked to the Worst-Performing of the Russell 2000® Index and the Invesco S&P 500® Equal Weight ETF

The Senior Leveraged Barrier Notes due March 26, 2029 Linked to the Worst-Performing of the Russell 2000® Index and the Invesco S&P 500® Equal Weight ETF (the “Notes”) are senior unsecured obligations of Jefferies Financial Group Inc.  The Notes will pay no interest and have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, if the Worst-Performing Underlying has appreciated in value, investors will receive the Stated Principal Amount of their investment plus 164.00% of the upside performance of the Worst-Performing Underlying.  If the Worst-Performing Underlying has depreciated in value, but the Worst-Performing Underlying has not declined below its Threshold Value, investors will receive the Stated Principal Amount. However, if the Worst-Performing Underlying has declined below its Threshold Value, investors will lose 1% of the Stated Principal Amount for every 1% decline in the Final Value of the Worst-Performing Underlying from its Initial Value.  Investors may lose up to 100% of the Stated Principal Amount of the Notes.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
All payments are subject to our credit risk.  If we default on our obligations, you could lose some or a significant portion of your investment.  These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any Underlying or the securities represented by any Underlying.
SUMMARY OF TERMS
Issuer:	Jefferies Financial Group Inc.
Title of the Notes:	Senior Leveraged Barrier Notes due March 26, 2029 Linked to the Worst-Performing of the Russell 2000® Index and the Invesco S&P 500® Equal Weight ETF
Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:	$1,000 per Note
Stated Principal Amount:	$1,000 per Note
Pricing Date:	March 21, 2025
Original Issue Date:	March 26, 2025 (3 Business Days after the Pricing Date)
Valuation Date:
March 21, 2029, subject to postponement as described in the accompanying product supplement. For purposes of the accompanying product supplement, the occurrence of a Market Disruption Event, non-Index Business Day or non-Trading Day as to any Underlying will not impact any other Underlying that is not so affected.

Maturity Date:	March 26, 2029, which may be postponed if the Valuation Date is postponed as described in the accompanying product supplement.
Underlying:	The worst-performing of the Russell 2000® Index (the “RTY”) and the Invesco S&P 500® Equal Weight ETF (the “RSP”). Please see “The Underlyings” below.
Worst-Performing Underlying:	The Underlying with the lowest Underlying Return.
Payment at Maturity:
If the Final Value of the Worst-Performing Underlying is greater than its Initial Value, you will receive for each Note that you hold a Payment at Maturity equal to:  Stated Principal Amount × (1+ Participation Rate × Underlying Return of the Worst-Performing Underlying).

If the Final Value of the Worst-Performing Underlying is less than or equal to its Initial Value but greater than or equal to its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is equal to the Stated Principal Amount
If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note that will equal:
Stated Principal Amount × (1+ Underlying Return of the Worst-Performing Underlying).
In this scenario the Payment at Maturity will be less than the Stated Principal Amount you could lose a significant portion or all of your investment.
Participation Rate:	164.00%
Underlying Return:	With respect to each Underlying,
Initial Value:	With respect the RTY, its Index Closing Value on the Pricing Date; with respect to the RSP, its ETF Closing Price on the Pricing Date.
Final Value:	With respect to the RTY, its Index Closing Value on the Valuation Date; with respect to the RSP, its ETF Closing Price times the Adjustment Factor on the Valuation Date.
Threshold Value:	With respect to each Underlying, 70% of its Initial Value.
Redemption:	Not applicable
Adjustment Factor:
Initially 1.0, subject to adjustment for certain events affecting the RSP. See “—Antidilution Adjustments for Notes with an Underlying or Basket Component that is an ETF” in the accompanying product supplement.

Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233YFJ9 / US47233YFJ91
Book-entry or Certificated Note:	Book-entry
Business Day:	New York
Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Financial Group Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services, Inc., a wholly owned subsidiary of Jefferies Financial Group Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date:	Approximately $968.60 per Note, or within $30.00 of that estimate. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the notes being offered hereby.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121.  See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-4 of this pricing supplement.
	PER NOTE	TOTAL
Public Offering Price	100.00%	$
Underwriting Discounts and Commissions	%[1]	$
Proceeds to Jefferies Financial Group Inc. (Before Expenses)%		$
1 An affiliate of the Issuer will pay a structuring fee of up to $8.00 per Note in connection with the distribution of the Notes to other registered broker-dealers.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.
As used in this pricing supplement, “we,” “us” and “our” refer to Jefferies Financial Group Inc., unless the context requires otherwise.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about March 26, 2025 against payment in immediately available funds.

Jefferies
Pricing supplement dated                     , 2025.
You should read this pricing supplement together with the related product supplement, prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Product Supplement no. 1 dated May 18, 2023       Prospectus supplement dated May 12, 2023 and Prospectus dated May 12, 2023

PAGE
PRICING SUPPLEMENT
You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information contained in this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 28, 2025 (the “Annual Report on Form 10-K”). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES
The Notes are senior unsecured obligations of Jefferies Financial Group Inc.  The Aggregate Principal Amount of the Notes is $      .  The Notes will mature on March 26, 2029.  The Notes will pay no interest and have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, if the Worst-Performing Underlying has appreciated in value, investors will receive the Stated Principal Amount of their investment plus 164.00% of the upside performance of the Worst-Performing Underlying.  If the Worst-Performing Underlying has depreciated in value, but the Worst-Performing Underlying has not declined below its Threshold Value, investors will receive the Stated Principal Amount. However, if the Worst-Performing Underlying has declined below its Threshold Value, investors will lose 1% of the Stated Principal Amount for every 1% decline in the Final Value of the Worst-Performing Underlying from its Initial Value. For more information on the Payment at Maturity please see “Summary of Terms” on the cover page of this pricing supplement.  Investors may lose up to 100% of the Stated Principal Amount of the Notes.  All payments on the Notes are subject to our credit risk.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
The Stated Principal Amount of each Note is $1,000.  The Issue Price will equal 100% of the Stated Principal Amount per Note.  This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price.  We estimate that the value of each Note on the Pricing Date will be approximately $968.60, or within $30.00 of that estimate.  Our estimate of the value of the Notes as determined on the Pricing Date will be set forth in the final pricing supplement.
If the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day, and no interest will accrue as a result of such delay.
Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement or prospectus, as applicable.  If the terms described herein are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described herein shall control.
Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.
The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.  The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.
For an initial period following the issuance of the Notes (the “Temporary Adjustment Period”), the value that will be indicated for the Notes on any brokerage account statements prepared by Jefferies LLC or its affiliates (which value Jefferies LLC may also publish through one or more financial information vendors) will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents amounts which may include, but are not limited to, profits, fees, underwriting discounts and commissions and hedging and other costs expected to be paid or realized by Jefferies LLC or its affiliates, or other unaffiliated brokers or dealers, over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the Temporary Adjustment Period.
The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the Underlyings, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK
The table below presents examples of hypothetical Payments at Maturity on the Notes over a range of hypothetical Underlying Returns of the Worst-Performing Underlying.  The examples below are for purposes of illustration only and do not take into account any tax consequences from investing in the Notes.  The actual Payment at Maturity will depend on the actual Underlying Return of the Worst-Performing Underlying determined on the Valuation Date.  For recent historical performance of the Underlyings, please see “The Underlyings” section below.  The Final Value of each Underlying will not include any income generated by dividends paid on the Underlying or the stocks included in such Underlying, which you would otherwise be entitled to receive if you invested in those stocks directly.  In addition, the Payment at Maturity is subject to our credit risk.
The table below is based on the following terms:
Stated Principal Amount:	$1,000 per Note.
Upside Participation Rate:	164.00%
Threshold Value:	With respect to each Underlying, 70% of its Initial Value

Underlying Return of the Worst- Performing Underlying		Payment at Maturity per Note(1)	Return on the Notes(2)
-100.000%		$0.00	-100.000%
-50.000%		$500.00	-50.000%
-30.010%		$699.90	-30.010%
-30.000%	(3)	$1,000.00	0.000%
-10.000%		$1,000.00	0.000%
0.000%		$1,000.00	0.000%
2.000%		$1,032.80	3.280%
5.000%		$1,082.00	8.200%
10.000%		$1,164.00	16.400%
25.000%		$1,410.00	41.000%
50.000%		$1,820.00	82.000%
100.000%		$2,640.00	164.000%

(1)	The Payment at Maturity per Note shown in the table above is rounded to two decimal places for ease of display.
(2)	The “Return on the Notes” shown in the table above is rounded to three decimal places for ease of display.
(3)	This hypothetical Underlying Return of the Worst-Performing Underlying corresponds to its Threshold Value.

RISK FACTORS
In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement, including the section entitled “Risk Factors” in our Annual Report on Form 10‑K, you should consider carefully the following factors before deciding to purchase the Notes.
Structure-related Risks
The Notes do not pay interest and you may lose a significant portion or all of your investment.
The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest.  If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note.  In this case investors will lose 1% of the Stated Principal Amount for every 1% decline in the Final Value of the Worst-Performing Underlying below its Initial Value.  Investors may lose up to 100% of the Stated Principal Amount of the Notes.
The Notes are subject to the risks of each Underlying, not a basket composed of the Underlyings, and will be negatively affected if the Final Value of any Underlying decreases below its Threshold Value on the Valuation Date, even if Final Value of the Underlying does not.
The Notes are linked to the worst-performing of the Underlyings and you are subject to the risks associated with each Underlying. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. The individual performance of each Underlying will not be combined, and the depreciation in the value of one Underlying will not be offset by any appreciation in the value of the other Underlying. Even if the Final Value of an Underlying is at or above its Threshold Value, you will lose a portion of your principal if the Final Value of the Worst-Performing Underlying is below its Threshold Value.
The amount payable on the Notes is not linked to the value of the Underlyings at any time other than the Valuation Date.
The Final Value of each Underlying will be based on its Index Closing Value or ETF Closing Price on the Valuation Date, subject to postponement for non-Index Business Days, non-Trading Days and Certain Market Disruption Events as described in the accompanying product supplement.  Even if the value of the Worst-Performing Underlying appreciates prior to the Valuation Date but then drops by the Valuation Date by more than 30% of its Initial Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Worst-Performing Underlying prior to such drop.  Although the actual value of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Index Closing Value or ETF Closing Price on the Valuation Date, the Payment at Maturity will be based solely on the Index Closing Value or ETF Closing Price of the Worst-Performing Underlying on the Valuation Date.
You will not benefit in any way from the performance of the better performing Underlying.
The return on the Notes will depend solely on the performance of the Worst-Performing Underlying, and you will not benefit in any way from the performance of the better performing Underlying. The Notes may underperform a similar investment in each of the Underlyings or a similar alternative investment linked to a basket composed of the Underlyings. In either such case, the performance of the better performing Underlying would be blended with the performance of the Worst-Performing Underlying, resulting in a potentially better return than what you would receive on the Notes.
The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes.
You are dependent on our ability to pay all amounts due on the Notes at maturity and therefore you are subject to our credit risk.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

Valuation- and Market-related Risks
The market price of the Notes will be influenced by many unpredictable factors.
Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which Jefferies LLC may be willing to purchase or sell the Notes in the secondary market, including the value, volatility (frequency and magnitude of changes in value) and dividend yield of the Underlyings, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlyings or equities markets generally and which may affect the Final Value of the Underlyings and any actual or anticipated changes in our credit ratings or credit spreads.  The value of the Underlyings may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “The Underlyings” below.  You may receive less, and possibly significantly less, than the Stated Principal Amount per Note if you try to sell your Notes prior to maturity.
The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price.  These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes.  These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you.  The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes.  See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.
The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the Underlyings.  Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes.  Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes.  You should not invest in the Notes because of the estimated value of the Notes.  Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains a Participation Rate of greater than 100%, model changes may cause a larger impact on the estimated value of that note than on a similar note without such Participation Rate.
The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes.  Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the interest that is payable on the Notes.
Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion.  As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.
The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used.  In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.
The Notes will not be listed on any securities exchange and secondary trading may be limited.
The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.  When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact.  If, at any time, Jefferies LLC were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.
Conflict-related Risks
The Calculation Agent, which is a subsidiary of ours, will make determinations with respect to the Notes.
As Calculation Agent, Jefferies Financial Services, Inc. will determine the Initial Value of each Underlying, will determine the Final Value of each Underlying and will calculate the amount of cash you receive at maturity.  Moreover, certain determinations made by Jefferies Financial Services, Inc., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events, changes to the adjustment factor and the selection of a successor index or calculation of the Final Value in the event of a Market Disruption Event or discontinuance of an Underlying.  These potentially subjective determinations may adversely affect the payout to you at maturity.  For further information regarding these types of determinations, see “Description of Notes—Postponement of a Valuation Date” and “—Calculation Agent” and related definitions in the accompanying product supplement.
Our trading and hedging activities may create conflicts of interest with you.
We or one or more of our subsidiaries, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf.  We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes.  We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates.  This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.  These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our subsidiaries may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.
Underlying-related Risks
Investing in the Notes is not equivalent to investing in any Underlying.
Investing in the Notes is not equivalent to investing in any Underlying or the securities represented by or included in any Underlying.  As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlyings or the securities represented by or included in any Underlying.

Historical performance of the Underlyings should not be taken as an indication of the future performance of the Underlyings during the term of the Notes.
The actual performance over the term of the Notes of the Underlyings as well as any payment on the Notes may bear little relation to the historical performance of the Underlyings.  The future performance of the Underlyings may differ significantly from their historical performance, and no assurance can be given as to the value of the Underlyings during the term of the Notes.  It is impossible to predict whether the value of the Underlyings will rise or fall.  We cannot give you assurance that the performance of the Underlyings will not adversely affect any payment on the Notes.
You must rely on your own evaluation of the merits of an investment linked to the Underlyings.
In the ordinary course of their businesses, we or our subsidiaries may have expressed views on expected movements in the Underlyings or the securities represented by or included in the Underlyings, and may do so in the future.  These views or reports may be communicated to our clients and clients of our subsidiaries.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in markets relating to the Underlyings may at any time have views that are significantly different from ours or those of our subsidiaries.  For these reasons, you should consult information about the Underlyings or the securities represented by or included in the Underlyings from multiple sources, and you should not rely on the views expressed by us or our subsidiaries.
Neither the offering of the Notes nor any views which we or our subsidiaries from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.
Adjustments to an Underlying or its Underlying Index could adversely affect the value of the Notes.
The investment advisor or index publisher of an Underlying or its Underlying Index may add, delete or substitute the securities included in that Underlying or Underlying Index or make other methodological changes that could change the value of that Underlying or Underlying Index.  An investment advisor or index publisher may discontinue or suspend calculation or publication of the applicable Underlying or Underlying Index at any time.  In these circumstances, the Calculation Agent will have the sole discretion to calculate the value of an Underlying by reference to its Underlying Index or substitute a successor index that is comparable to the discontinued Underlying or Underlying Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.  If the Calculation Agent determines that there is no appropriate successor index, the Payment at Maturity will be an amount based on the closing prices at maturity of the securities included in the Underlying at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent in accordance with the formula for calculating the Underlying last in effect prior to discontinuance of the Underlying.

The Notes are subject to risks associated with small-size capitalization companies.
The stocks comprising the RTY are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.
The performance and market price of the RSP, particularly during periods of market volatility, may not correlate with the performance of its Underlying Index, the performance of the component securities of the Underlying Index or the net asset value per share of the RSP.
ETFs generally do not fully replicate their applicable Underlying Index and may hold securities that are different than those included in their applicable Underlying Index. In addition, the performance of an ETF will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of an ETF and its Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying an ETF may impact the variance between the performance of such ETF and its Underlying Index. Finally, because the shares of an ETF are traded on an exchange and are subject to market supply and investor demand, the market price of one share of an ETF may differ from the net asset value per share of such ETF.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying an ETF may be disrupted or limited, or such securities may be unavailable in the secondary market. Under these circumstances, the liquidity of an ETF may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of such ETF, and their ability to create and redeem shares of such ETF may be disrupted. Under these circumstances, the market price of an ETF may vary substantially from the net asset value per share of such ETF or the level of its Underlying Index.

For all of the foregoing reasons, the performance of the RSP may not correlate with the performance of its Underlying Index, the performance of the component securities of its Underlying Index or the net asset value per share of the RSP. Any of these events could materially and adversely affect the price of the RSP and, by extension, adversely affect the value of the Notes. Additionally, if market volatility or these events were to occur on a Call Observation Date or the Valuation Date with respect to the RSP, the Calculation Agent would maintain discretion to determine whether such market volatility or events have caused a Market Disruption Event to occur, and such determination would affect payments on the Notes. If the Calculation Agent determines that no Market Disruption Event has taken place, payments on the Notes would be based solely on the ETF Closing Price per share of the ETF on the relevant Call Observation Date or the Valuation Date, even if the ETF is underperforming its Underlying Index or the component securities of its Underlying Index and/or trading below the net asset value per share of the ETF.

The antidilution adjustments the Calculation Agent is required to make do not cover every event that could affect the RSP.

The Calculation Agent will adjust the amount payable on the Notes for certain events affecting the RSP. However, the Calculation Agent will not make an adjustment for every event that could affect the RSP. If an event occurs that does not require the Calculation Agent to adjust the amount payable on the Notes, the market price of the Notes may be materially and adversely affected.
Tax-related Risks
The tax consequences of an investment in your Notes are uncertain
The tax consequences of an investment in your Notes are uncertain, both as to the timing and character of any inclusion in income in respect of your Notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your Notes, and any such guidance could adversely affect the value and the tax treatment of your Notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – U.S. Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Your Notes may be subject to the constructive ownership rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to  all or a portion of your Notes. If all or a portion of your Notes were subject to the constructive ownership rules, then  all or a portion of any long-term capital gain that you realize upon the sale, exchange or maturity of your Notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

THE UNDERLYINGS
All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, FTSE Russell, the Index Publisher of the Russell 2000® Index, and Invesco Capital Management LLC (“Invesco”), the Investment Advisor of the Invesco S&P 500® Equal Weight ETF.  The Index Publishers and Investment Advisor, which license the copyright and all other rights to the Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings.  The consequences of the Index Publisher or Investment Advisor discontinuing publication of the Underlyings are discussed in “Description of the Notes—Discontinuance of any Underlying or Basket Component; Alteration of Method of Calculation” in the accompanying product supplement.  None of us, the Calculation Agent, or Jefferies LLC accepts any responsibility for the calculation, maintenance or publication of the Underlyings or any successor underlying.  None of us, the Calculation Agent, Jefferies LLC or any of our other affiliates makes any representation to you as to the future performance of the Underlyings.  You should make your own investigation into the Underlyings.
The Russell 2000® Index
The Russell 2000® Index (the “RTY”) was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Additional information on the RTY is available at the following website: http://www.ftserussell.com. No information on that website is deemed to be included or incorporated by reference in this pricing supplement.

Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the securities.

Selection of Stocks Comprising the RTY

Each company eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Bulletin board, pink sheets, and over-the-counter traded securities are not eligible for inclusion. Exchange traded funds and mutual funds are also excluded.
Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

Historical Performance of the Russell 2000® Index
The following graph sets forth the daily historical performance of the Russell 2000® Index  in the period from January 1, 2018 through February 26, 2025.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the level of the Underlying during any period set forth above is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the levels of the Russell 2000® Index.

License Agreement
“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by Jefferies Financial Group Inc. (the “Issuer”). The securities are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the securities.
FTSE Russell and the Issuer have entered into a non-exclusive license agreement providing for the license to the Issuer and its affiliates in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the securities. The license agreement provides that the following language must be stated in this pricing supplement:
The securities are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to the Issuers is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed, and calculated by FTSE Russell without regard to the Issuer or the securities. FTSE Russell is not responsible for and has not reviewed the securities nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the securities.
FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Invesco S&P 500® Equal Weight ETF
The shares of the RSP are issued by Invesco Exchange-Traded Fund Trust (the “Invesco Trust”), a registered investment company. Invesco Capital Management LLC is currently the investment adviser to the RSP. The RSP seeks investment results that correspond generally to the performance, before fees and expenses, of the of the S&P 500® Equal Weight Index (“SPW”). The SPW is an equal-weighted version of the S&P 500® Index (“SPX”). The RSP is the successor to the investment performance of the Guggenheim S&P 500® Equal Weight ETF (the “Predecessor Fund”) as a result of the reorganization of the Predecessor Fund into the RSP, which was consummated after the close of business on April 6, 2018. The Invesco S&P 500® Equal Weight ETF trades on the NYSE Arca under the ticker symbol “RSP.”

Investment Approach

The RSP uses an “indexing” investment approach to seek to track the investment results, before fees and expenses, of the SPW. The RSP employs a “full replication” methodology in seeking to track the SPW, meaning that it generally invests in all of the securities comprising the SPW in proportion to their weightings in the SPW. The RSP will generally invest at least 90% of its total assets in the securities that comprise the SPW. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the RSP may purchase a sample of securities in the SPW. A “sampling” methodology means that Invesco uses quantitative analysis to select securities from the SPW universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the SPW in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, return variability, earnings valuation, yield and other financial characteristics of securities. When employing a sampling methodology, Invesco bases the quantity of holdings in the RSP on a number of factors, including asset size of the RSP, and generally expects the RSP to hold less than the total number of securities in the SPW.

The RSP’s return may not match the return of the SPW for a number of reasons. For example, the RSP incurs operating expenses not applicable to the SPW and incurs costs in buying and selling securities, especially when rebalancing the RSP’s securities holdings to reflect changes in the composition of the SPW. In addition, the performance of the RSP and the SPW may vary due to asset valuation differences and differences between the RSP’s portfolio and the SPW resulting from legal restrictions, cost or liquidity constraints.

The S&P 500® Equal Weight Index

The SPW is the equal weight version of the SPX.

The composition of the SPW is the same as the SPX. Constituent changes are incorporated in the SPW as and when they are made in the SPX. When a company is added to the SPW in the middle of the quarter, it takes the weight of the company that it replaced. The one exception is when a company is removed from the SPW at a price of $0.00. In that case, the company’s replacement is added to the SPW at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted company was not valued at $0.00.

The SPW is calculated and maintained in the same manner as the SPX, except that the constituents of the SPW are equally weighted rather than weighted by float-adjusted market capitalization. To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding, and the stock’s investible weight factor (“IWF”), an additional weight factor (“AWF”) is also introduced in the market capitalization calculation to establish equal weighting. The AWF of a stock is the adjustment factor of that stock assigned at each index rebalancing date that makes all index constituents’ modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index.

The S&P 500® Index
The S&P 500® Index (the “SPX) includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.
Company additions to the SPX must have an unadjusted company market capitalization of $18.0 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $15.8 billion or more).
SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Computation of the SPX
While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payment on the notes.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, Notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday.
Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Historical Performance of the Invesco S&P 500® Equal Weight ETF
The following graph sets forth the daily historical performance of the Invesco S&P 500® Equal Weight ETF in the period from January 1, 2018 through February 26, 2025.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of the Invesco S&P 500® Equal Weight ETF.

HEDGING
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our subsidiaries.  The terms of these hedging arrangements are determined based upon terms provided by our subsidiaries, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our subsidiaries’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-4 of this pricing supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.
The following section is the opinion of Sidley Austin LLP, our counsel. In addition, it is the opinion of Sidley Austin LLP that the characterization of the Notes for U.S. federal income tax purposes that will be required under the terms of the Notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
■	a dealer in securities or currencies;
■	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
■	a bank;
■	a life insurance company;
■	a tax exempt organization;
■	a partnership;
■	a regulated investment company;
■	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
■	a common trust fund;
■	a person that owns a Note as a hedge or that is hedged against interest rate risks;
■	a person that owns a Note as part of a straddle or conversion transaction for tax purposes; or
■	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your Notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your Notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders
This section applies to you only if you are a U.S. Holder that holds your Notes as a capital asset for tax purposes. You are a “U.S. Holder” if you are a beneficial owner of each of your Notes and you are:
■	a citizen or resident of the United States;
■	a domestic corporation;
■	an estate whose income is subject to U.S. federal income tax regardless of its source; or
■
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment
You will be obligated pursuant to the terms of the Notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your Notes for all tax purposes as pre-paid derivative contracts in respect of the Underlyings. Except as otherwise stated below, the discussion herein assumes that the Notes will be so treated.
Upon the sale, exchange or maturity of your Notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your Notes. Your tax basis in the Notes will generally be equal to the amount that you paid for the Notes. If you hold your Notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your Notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.
In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to all or a portion of your Notes. If all or a portion of your Notes were subject to the constructive ownership rules, then all or a portion of any long-term capital gain that you realize upon the sale, exchange or maturity of your Notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.
We will not attempt to ascertain whether an Underlying or the issuer of any component stock included in an Underlying that is an index would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code. If an Underlying or the issuer of one or more stocks included in an Underlying that is an index were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. Holder of the Notes. You should refer to information filed with the SEC by an Underlying or the issuers of the component stocks included in an Underlying that is an index and consult your tax advisor regarding the possible consequences to you, if any, if an Underlying or the issuer of any component stock included in an Underlying that is an index is or becomes a PFIC.
No statutory, judicial or administrative authority directly discusses how your Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments
There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service (“IRS”) might assert that a treatment other than that described above is more appropriate. For example, the IRS could treat your Notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your Notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your Notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your Notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.
It is also possible that your Notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary income or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.
It is possible that the IRS could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Possible Change in Law
On December 7, 2007, the IRS released a notice stating that the IRS and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the Notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the IRS determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.
Backup Withholding and Information Reporting
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement. Please see the discussion under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.
Non-U.S. Holders
This section applies to you only if you are a Non-U.S. Holder. You are a “Non-U.S. Holder” if you are the beneficial owner of Notes and are, for U.S. federal income tax purposes:
■	a nonresident alien individual;
■	a foreign corporation; or
■	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.
The term “Non-U.S. Holder” does not include any of the following holders:
■
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

■	certain former citizens or residents of the United States; or
■	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.
Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.
We will not attempt to ascertain whether an Underlying or the issuer of any component stock included in an Underlying that is an index would be treated as a “United States real property holding corporation” (“USRPHC”), within the meaning of Section 897 of the Code. If an Underlying or the issuer of one or more stocks included in an Underlying that is an index were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a Non-U.S. Holder of the Notes. You should refer to information filed with the SEC by an Underlying or the issuers of the component stocks included in an Underlying that is an index and consult your tax advisor regarding the possible consequences to you, if any, if an Underlying or the issuer of any component stock included in an Underlying that is an index is or becomes a USRPHC.
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes at maturity and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-U.S. Holders of the Notes should consult their tax advisors in this regard.
Furthermore, on December 7, 2007, the IRS released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your Notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your Notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon sale, exchange or maturity of your Notes, could be collected via withholding. If these regulations were to apply to the Notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the Invesco S&P 500® Equal Weight ETF or on the stocks included in the Russell 2000® Index during the term of the Notes. We could also require you to make certifications (e.g., an applicable IRS Form W-8) prior to the maturity of the Notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your Notes, your Notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for Non-U.S. Holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Legislation commonly referred to as “FATCA” generally imposes a gross-basis withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify or supplement these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. Current provisions of the Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of obligations that can produce U.S.-source interest or FDAP income as subject to FATCA withholding. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to such proposed regulations, the Treasury Department and the IRS have stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. We will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the potential application of FATCA to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., will act as our Agent in connection with the offering of the Notes.  Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes.  We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes.  An affiliate of the Issuer will pay a structuring fee of up to $8.00 per Note in connection with the distribution of the Notes to other registered broker-dealers.
We may also sell Notes to the Agent who will purchase the Notes as principal for its own account.  In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount.  The discount will equal the applicable commission on an agency sale of the Notes.
The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us.  If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.
The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.
We may also sell Notes directly to investors.  We will not pay commissions on Notes we sell directly.
The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act.  We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.
If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.
The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions.  The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  See “Conflict of Interest” below.
The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes.  You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.
We expect to deliver the Notes against payment therefor in New York, New York on March 26, 2025, which will be the third scheduled business day following the initial pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes occurs more than one business day from a pricing date, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Jefferies LLC and any of our other broker-dealer subsidiaries may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  Our subsidiaries may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.
Notice to Prospective Investors in the European Economic Area
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any

person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to EEA Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS -– The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Notice to Prospective Investors in the United Kingdom
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes  in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to UK Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.
PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
The communication of this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person  for the purposes of Section 21 of the FSMA.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or who fall within Article 49(2)(a) to (d)  of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement or any of their contents.
Other Regulatory Restrictions in the United Kingdom
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Hong Kong
None of the Notes (except for Notes which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)) (the “SFO”) have been offered or sold and will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the SFO and any rules made under the SFO or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.
Notice to Prospective Investors in Singapore
This pricing supplement and the accompanying prospectus supplement and prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act 2001, as amended (the “SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, none of this pricing supplement nor the accompanying prospectus supplement, prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Notes may be circulated or distributed, nor may any Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.
It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:
(i)
a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(ii)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes except:
(A)
to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(c)(ii) of the SFA (in the case of that trust);

(B)	where no consideration is or will be given for the transfer;

(C)	where the transfer is by operation of law;
(D)	as specified in Section 276(7) of the SFA; or
(E)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Notification under Section 309B(1) of the Securities and Futures Act 2001 of Singapore (“SFA”): For the purposes of the Issuer’s obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are capital markets products other than prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Specified Investment Products (as defined in Monetary Authority of Singapore (“MAS”) Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

CONFLICT OF INTEREST
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the Notes.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121.  Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS
The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS
The financial statements of Jefferies Financial Group Inc. as of November 30, 2024 and 2023, and for each of the three years in the period ended November 30, 2024, incorporated by reference in this prospectus supplement from Jefferies Financial Group Inc.’s Annual Report on Form 10-K, and the effectiveness of the Jefferies Financial Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

$
Jefferies
Jefferies Financial Group Inc.
Senior Leveraged Barrier Notes due March 26, 2029
Linked to the Worst-Performing of the Russell 2000® Index and the
Invesco S&P 500® Equal Weight ETF

PRICING SUPPLEMENT

, 2025